FORM 10-C

Securities and Exchange Commission
Washington, DC  20549

Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

Exact name of issuer as specified in charter:

          Informix Corporation

Address of principal executive offices:

          4100 Bohannon Drive, Menlo Park, CA  94025

Issuer's telephone number including area code:

          (415) 926-6300

I.  Change in Number of Shares Outstanding

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security:

          Common Stock

2.  Number of shares outstanding before the change:

          135,589,155

3.  Number of shares outstanding after the change:

          148,240,923

4.  Effective date of change:

          February 16, 1996

5.  Method of change:

          Conversion of Common Stock of Illustra Information
Technologies, Inc. into Common Stock of Informix Corporation.

Give brief description of transaction:

          Conversion of all issued and outstanding stock of Illustra Information Technologies, Inc. into shares of Informix Corporation pursuant to the terms of the Agreement and Plan of Reorganization, dated as of December 20, 1995, by and among Informix Corporation, Informix Delaware, Inc., a wholly-owned subsidiary of Informix Corporation, and Illustra Information Technologies, Inc.

II.  Change in Name of Issuer

1.  Name prior to change

2.  Name after change

3.  Effective date of charter amendment changing name

4.  Date of shareholder approval of change, if required


Date: February 21, 1996    Officers Signature: /S/ DAVID H. STANLEY
                                           David H. Stanley
                                           Vice President,
                                           Legal and Corporate Services,
                                           General Counsel and Secretary